Condensed consolidated interim financial statements (unaudited)

Condensed consolidated interim statement of financial position as of		March 31, 2025	December 31, 2024
in CHF thousands	Note

Assets

Property, plant and equipment		4,120	4,198
Intangible assets		24	49
Total non-current assets		4,144	4,247

Short-term time deposits		49,536	85,565
Other current assets		2,069	2,525
Trade and other receivables		3,977	2,317
Cash and cash equivalents		81,371	63,874
Total current assets		136,953	154,281

Total assets		141,097	158,528

Shareholders' equity and liabilities
Share capital	5.2	4,037	4,036
Additional paid-in capital		386,017	384,875
Treasury share reserve	5.2	(981)	(981)
Cumulative losses		(260,880)	(246,293)
Total shareholders' equity		128,193	141,636

Trade and other payables		160	—
Lease liability		921	1,227
Employee benefits	5.8	2,858	4,879
Total non-current liabilities		3,939	6,106

Trade and other payables		2,396	1,859
Accrued expenses		5,349	7,709
Lease liability		1,220	1,217
Total current liabilities		8,965	10,785
Total liabilities		12,904	16,891

Total shareholders' equity and liabilities		141,097	158,528
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of profit or loss and other comprehensive result for the 3 months ended March 31,		2025	2024
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	—	2,738
Total revenues and other income		—	2,738

Operating expenses
Research and development expenses		(11,921)	(14,104)
Selling, general and administrative expenses		(4,221)	(4,492)
Total operating expenses		(16,142)	(18,596)

Operating result		(16,142)	(15,858)

Financial income	5.5	502	4,543
Financial expenses	5.5	(1,132)	(10)
Net finance result		(630)	4,533

Result before income taxes		(16,772)	(11,325)

Income taxes	5.6	2	—
Net result, attributable to shareholders		(16,771)	(11,325)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.8	2,178	2,584

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		6	1

Other comprehensive result, net of tax		2,184	2,585

Total comprehensive result, attributable to shareholders		(14,587)	(8,740)

Basic and diluted net result per share (in CHF)	5.7	(0.45)	(0.34)
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement for the 3 months ended March 31,	2025	2024
in CHF thousands

Net result attributable to shareholders	(16,771)	(11,325)
Adjustments for:
Depreciation and amortization	552	605
Share-based compensation costs	1,142	854
Change in employee benefits	157	162
Income tax	(2)	—
Financial income	(502)	(4,543)
Financial expenses	1,132	10
Changes in working capital:
Change in other current assets	546	582
Change in trade and other receivables	(1,649)	(1,191)
Change in trade and other payables	696	1,853
Change in contract liability	—	(2,427)
Change in accrued expenses	(2,359)	(1,594)
Exchange (loss) gain on working capital positions	(14)	(25)
Interest paid	(5)	(7)
Other financial expense	(4)	(3)
Net cash (used in) from operating activities	(17,080)	(17,049)

Proceeds from investments in short term time deposits	54,130	78,671
Investments in short term time deposits	(19,130)	(62,192)
Acquisition of property, plant and equipment	(448)	(122)
Acquisition of intangible assets	—	(9)
Interest received	412	1,263
Net cash (used in) from investing activities	34,963	17,611

Proceeds from issuance of shares under LTI plans	1	1
Payment of lease liabilities	(303)	(301)
Net cash (used in) from financing activities	(302)	(300)

Exchange (loss) gain on cash positions	(84)	774

Net increase (decrease) in cash and cash equivalents	17,498	1,036

Cash and cash equivalents at January 1	63,874	67,309

Cash and cash equivalents at March 31,	81,371	68,345
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity
in CHF thousands	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity

At January 1, 2024	3,635	365,530	(981)	(191,755)	176,429
Net result	—	—	—	(11,325)	(11,325)
Remeasurement of net pension liabilities	—	—	—	2,584	2,584
Exchange differences on translating foreign operations	—	—	—	1	1
Total comprehensive income	—	—	—	(8,740)	(8,740)
Share-based compensation costs (1)	—	854	—	—	854
Exercise of stock options, net of transaction costs	2	—	—	—	2
At March 31, 2024	3,637	366,384	(981)	(200,495)	168,545

At January 1, 2025	4,036	384,875	(981)	(246,293)	141,636
Net result	—	—	—	(16,771)	(16,771)
Remeasurement of net pension liabilities	—	—	—	2,178	2,178
Exchange differences on translating foreign operations	—	—	—	6	6
Total comprehensive income	—	—	—	(14,587)	(14,587)
Share-based compensation costs (1)	—	1,142	—	—	1,142
Issuance of new shares under LTI plans, net of transaction costs	1	—	—	—	1
At March 31, 2025	4,037	386,017	(981)	(260,880)	128,193
(1) See note 5.4
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Explanatory notes to the condensed consolidated interim financial statements
1.    General Information
Molecular Partners AG ("Company") and its subsidiary (collectively "Molecular Partners" or "Group") is a clinical-stage biopharmaceutical company pioneering designed ankyrin repeat proteins (DARPin) candidates to treat serious diseases, with a current focus on oncology and virology. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).
Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.
The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 were approved for issuance by the Audit and Finance Committee on May 12, 2025.
The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021.
2.    Basis of Preparation
These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2024. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2024.
The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented.
The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise.
The business is not subject to any seasonality. Revenues largely depend on the underlying alliance contracts and the achievement of agreed milestones, while expenses are largely affected by the phase of the respective projects, particularly with regard to external research and development expenditures.
Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes.
3.    New or Revised IFRS Standards and Interpretations
A number of new or amended standards became applicable for annual periods beginning on or after January 1, 2025. These standards are not expected to have any significant impact on the Group’s accounting policies and did not require any retrospective adjustments.
4.    Accounting estimates and judgments
The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements, management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.
5.    Other explanatory notes
5.1    Revenue and other group-wide disclosures
On January 5, 2024, the Group announced it entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co-development agreement, Molecular Partner’s previously disclosed RDT target DLL3 (delta-like ligand 3) will be included in the collaboration with Orano Med. Both companies agree to share the cost of preclinical and clinical development with additional commitments to supply their respective materials. The cost sharing in the first quarter of 2025 resulted in a reimbursement of expenses from OranoMed of TCHF830 reported under research and development expenses compared to a reimbursement by MP to OranoMed of TCHF 355 in the first quarter of 2024.
On December 14, 2021, the Group entered into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. The collaboration activities ended in the third quarter of 2024. During the three months ended March 31, 2025, the Group recognized no revenue in relation to this agreement (three months ended March 31, 2024: TCHF 2,738).
Revenues in the table below are attributable to individual countries and are based on the location of the Group’s collaboration partners.

Revenues by country
in TCHF, for the three months ended March 31	2025	2024

Switzerland	—	2,738
Total revenues	—	2,738

Analysis of revenue by major alliance partner
in TCHF, for the three months ended March 31	2025	2024

Novartis AG, Switzerland	—	2,738
Total revenues	—	2,738
5.2    Issuances of equity securities
As of March 31, 2025, as a result of the vesting of Performance Share Units ("PSUs") the outstanding issued share capital of the Company increased to CHF 4,037,464 divided into 40,374,641 fully paid registered shares (inclusive of 3,500,000 treasury shares).
5.3    Dividends
The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.

5.4    Share-based compensation
As of March 31, 2025, a total of 2,247,930 PSUs and 345,798 Restricted Stock Units ("RSUs") were outstanding, of which none were vested (as of December 31, 2024 a total of 2,247,267 PSUs and 345,798 RSUs were outstanding).
The changes in the number of share-based awards (RSUs and PSUs) outstanding during the three month period ended March 31, 2025, is as follows:

PSU/ RSU movements	PSU / RSU (numbers)

Balance outstanding at January 1, 2025	2,593,065

Granted	21,718
(Performance adjustment)[1]	115
(Forfeited)[2]	(9,624)
(Expired)	—
Vested PSU / RSU	(11,546)

Balance outstanding at March 31, 2025	2,593,728
1Performance adjustments indicate the impact of allocations due to market performance conditions achieved
2Forfeited due to service conditions not fulfilled

The share-based compensation costs recognized during the three months ended March 31, 2025, amounted to TCHF 1,142 (TCHF 854 for the three months ended March 31, 2024).
5.5    Financial income and expense
Financial income

in CHF thousands, for the three months ended March 31	2025	2024
Interest income on financial assets held at amortized cost	502	1,102
Net foreign exchange gain	—	3,441
Total	502	4,543
Financial expense

in CHF thousands, for the three months ended March 31	2025	2024
Net foreign exchange loss	(1,124)	—
Interest expense on leases	(5)	(7)
Other financial expenses	(4)	(3)
Total	(1,132)	(10)
Exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD.
5.6    Income taxes
The Group has in recent years reported operating losses, with the exception of the year ended December 31, 2022, that resulted in a tax loss carry-forward in Switzerland of TCHF 195,126 as of December 31, 2024. No deferred tax assets have been recognized for these tax loss carry forwards, because it is not probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g. pension liabilities under IAS 19) due to the significant tax loss carry forwards.

5.7    Earnings per share

for the three months ended March 31	2025	2024
Weighted average number of shares used in computing basic and diluted earnings per share	36,874,641	32,868,901
5.8    Other Comprehensive result
In order to recognize remeasurements of the net defined benefit obligation in the period in which they arise, the Group utilizes its independent actuaries to update the calculation of the defined benefit obligation and plan assets at each reporting date. The primary component of the remeasurement as of and for the three month period ended March 31, 2025, relates to an increase in the assets held by our main pension provider.
5.9    Related parties
The Group did not enter into any related party transactions in the interim periods presented.
5.10    Events after the balance sheet date
No events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved for issuance by the Audit and Finance Committee that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section.